1934 Act Registration No. 1-30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: 2016/7/7

Siliconware Precision Industries Co., Ltd. (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) (“SPIL”) and Advanced Semiconductor Engineering, Inc. (“ASE”) entered into a Joint Share Exchange Agreement (the “Joint Share Exchange Agreement”). A copy of the Joint Share Exchange Agreement is attached hereto as Exhibit A.

About Siliconware Precision Industries Co., Ltd.

Siliconware Precision Industries Ltd. (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) (“SPIL”) is one of the world’s leading independent providers of semiconductor packaging and testing services. SPIL offers a full range of packaging and testing solutions, including advanced packages, substrate packages and lead-frame packages, as well as testing for logic and mixed signal devices. SPIL also offers its customers turnkey service, from packaging and testing to shipment service. For further information, visit SPIL’s web site at www.spil.com.tw.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: July 7, 2016	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer